SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                  ____________________________________________

                        SCHEDULE 13D/A1 (Amendment No. 1)
                    Under the Securities Exchange Act of 1934

                                   Curis, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    231269101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                William F. Daniel
                              Elan Corporation, plc
                                  Lincoln House
                                  Lincoln Place
                                Dublin 2, Ireland
                                (353) 1-709-4000


--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                January 26, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No.  231269101
--------------------------------------------------------------------------------
      (1)         NAME OF REPORTING PERSONS
                  Elan Corporation, plc
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
                  N/A
--------------------------------------------------------------------------------
      (2)         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
                  Instructions)
                  (a) [ ]
                  (b) [ ]
--------------------------------------------------------------------------------
      (3)         SEC USE ONLY

--------------------------------------------------------------------------------
      (4)         SOURCE OF FUNDS WC, OO
--------------------------------------------------------------------------------
      (5)         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) or 2(e)  [  ]
--------------------------------------------------------------------------------
      (6)         CITIZENSHIP OR PLACE OF ORGANIZATION
                  Ireland
--------------------------------------------------------------------------------
   Number of      (7)    SOLE VOTING POWER
     Shares              2,568,624
                  --------------------------------------------------------------
  Beneficially    (8)    SHARED VOTING POWER
     Owned               None
                  --------------------------------------------------------------
    by Each       (9)    SOLE DISPOSITIVE POWER
   Reporting             2,568,624
                  --------------------------------------------------------------
  Person With     (10)   SHARED DISPOSITIVE POWER
                         None
--------------------------------------------------------------------------------
      (11)        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  2,568,624
--------------------------------------------------------------------------------
      (12)        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES [  ]
--------------------------------------------------------------------------------
      (13)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  6.3% (based on 40,460,991 shares of Common Stock outstanding on December 22, 2003, as reported in a Registration Statement on Form S-3 filed by the Issuer on December 23, 2003, plus
                  312,794 shares of Common Stock issuable upon conversion of the Amended and Restated Note and 50,000 shares of Common
                  Stock issuable upon exercise of the Warrant)
--------------------------------------------------------------------------------
      (14)        TYPE OF REPORTING PERSON CO
--------------------------------------------------------------------------------

Item 1. Security and Issuer.

     Item 1 of Schedule 13D is hereby amended and restated in its entirety as follows:

     This Amendment No. 1 amends Schedule 13D filed with the Securities and Exchange Commission on June 4, 2003 by Elan Corporation, plc, an Irish public limited company, with respect to the Common Stock, $0.01 par value, of Curis, Inc. (the "Issuer"), a Delaware corporation whose principal offices are located at 61 Mouton Street, Cambridge, Massachusetts, 02138.

Item 2. Identity and Background.

     Item 2 of Schedule 13D is hereby amended and restated in its entirety as follows:

     This Schedule 13D is filed by Elan Corporation, plc. Elan Corporation, plc's principal place of business is Lincoln House, Lincoln Place Dublin 2, Ireland. Elan Corporation, plc is a worldwide pharmaceutical company.

     For the purposes of this Schedule 13D, Elan Corporation, plc and its subsidiaries are referred to as "Elan."

     Schedule A to this Schedule 13D sets forth the (a) name, (b) residence or business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) the citizenship or place of organization of each executive officer, director and controlling person of Elan.

     During the last five years, neither Elan nor any person identified on Schedule A to this Schedule 13D: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws, or finding any violation with respect to such laws.

Item 4. Purpose of the Transaction.

     Item 4 of Schedule 13D is hereby amended and restated in its entirety as follows:

     Elan acquired the securities pursuant to the Purchase Agreement for the purpose of making an investment in the Company and in connection with the Termination Agreement.

     The Amended and Restated Note is convertible into common stock at the option of Elan at a conversion price of $10.00 per share, subject to customary antidilution adjustments. The number of shares of Common Stock into which the Amended and Restated Note may be converted is based upon the quotient obtained by dividing the outstanding principal (including capitalized interest) plus accrued and unpaid interest on the date of conversion by $10.00, subject to customary antidilution adjustments.

     The Warrant is exercisable for 50,000 shares of Common Stock at an exercise price of $10.46, subject to customary antidilution adjustments.

     The Issuer has granted to Elan certain registration rights for the shares of Common Stock held by Elan and for the shares of Common Stock issuable upon conversion of the Amended and Restated Promissory Note and upon exercise of the Warrant.

     Elan and the Issuer have agreed that for so long as EIS owns at least 5% of the shares of Common Stock and/or common stock equivalents of the Issuer, subject to the requirements of the

General Corporation Law of the State of Delaware, EIS will have the right (which right is assignable by EIS and its assignees and transferees) to elect a representative to the vacancy on the Issuer's Board of Directors (the "Issuer Board"), which representative must be reasonably acceptable to the Issuer (such approval not to be unreasonably withheld or delayed), and, if no vacancy shall exist on the Issuer Board, upon the request of EIS, the Issuer Board will create a new directorship on the Issuer Board.

     Elan has a present intention to sell up to 2,205,830 million additional shares of the Common Stock from time to time in open market transactions, subject to market conditions. Elan expects to evaluate its investment in the Issuer on an ongoing basis and Elan may determine to change its investment intent with respect to the Issuer at any time in the future. In determining from time to time whether to sell or to retain its holdings of remaining securities of the Issuer, Elan will take into consideration such factors as it deems relevant, including the market price of the Common Stock, conditions in the securities markets generally, the Issuer's financial condition, business and prospects and general economic conditions. Elan reserves the right to dispose of all or a portion of its holdings of securities of the Issuer in public or private transactions and/or to enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its position in the securities of the Issuer. Any such transaction may be effected at any time or from time to time.

     Other than as set forth above, Elan has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

     The foregoing descriptions of the Purchase Agreement and the Termination Agreement do not purport to be complete and are qualified in their entirety by reference to the full text thereof. The Purchase Agreement and the Termination Agreement are incorporated by reference herein.

Item 5. Interest in Securities of Issuer.

     Item 5 of Schedule 13D is hereby amended and restated in its entirety as follows:

     (a) Elan is the beneficial owner of 2,568,624 shares of Common Stock, including 312,794 shares of Common Stock issuable upon conversion of the Amended and Restated Note and 50,000 shares of Common Stock issuable upon exercise of the Warrant, representing 6.3% of the outstanding shares of Common Stock (based on 40,460,991 shares of Common Stock outstanding on December 22, 2003, as reported in a Registration Statement on Form S-3 filed by the Issuer on December 23, 2003, plus 312,794 shares of Common Stock issuable upon conversion of the Amended and Restated Note and 50,000 shares of Common Stock issuable upon exercise of the Warrant).

     (b) Elan has the sole voting and dispositive power over 2,568,624 shares of Common Stock, including 312,794 shares of Common Stock issuable upon conversion of the Amended and Restated Noted and 50,000 shares of Common Stock issuable upon exercise of the Warrant.

     (c) From January 21, 2004 through January 28, 2004 Elan sold an aggregate of 1,219,400 shares of Common Stock in open market transactions as listed below:

   -------------------------------------------------------------------------
   Date of Sale               Amount              Price Per Share
   -------------------------------------------------------------------------
   1/21/04                      400                      $6.39
   -------------------------------------------------------------------------
   1/21/04                      800                      $6.37
   -------------------------------------------------------------------------
   1/21/04                      500                      $6.36
   -------------------------------------------------------------------------
   1/21/04                    1,200                      $6.33
   -------------------------------------------------------------------------
   1/21/04                      600                      $6.32
   -------------------------------------------------------------------------
   1/21/04                    1,100                      $6.31
   -------------------------------------------------------------------------
   1/21/04                      900                      $6.30
   -------------------------------------------------------------------------
   1/21/04                    5,000                      $6.20
   -------------------------------------------------------------------------
   1/21/04                    1,800                      $6.19
   -------------------------------------------------------------------------
   1/21/04                    5,100                      $6.18
   -------------------------------------------------------------------------
   1/21/04                   10,900                      $6.17
   -------------------------------------------------------------------------
   1/21/04                   11,800                      $6.16
   -------------------------------------------------------------------------
   1/21/04                    8,400                      $6.15
   -------------------------------------------------------------------------
   1/21/04                    6,100                      $6.14
   -------------------------------------------------------------------------
   1/21/04                    6,800                      $6.13
   -------------------------------------------------------------------------
   1/21/04                    2,300                      $6.12
   -------------------------------------------------------------------------
   1/21/04                    3,300                      $6.10
   -------------------------------------------------------------------------
   1/22/04                    2,900                      $6.27
   -------------------------------------------------------------------------
   1/22/04                      100                      $6.19
   -------------------------------------------------------------------------
   1/22/04                      100                      $6.16
   -------------------------------------------------------------------------
   1/22/04                    3,100                      $6.15
   -------------------------------------------------------------------------
   1/22/04                    2,900                      $6.14
   -------------------------------------------------------------------------
   1/22/04                    1,400                      $6.13
   -------------------------------------------------------------------------

   -------------------------------------------------------------------------
   Date of Sale               Amount              Price Per Share
   -------------------------------------------------------------------------
   1/22/04                        4,400                  $6.12
   -------------------------------------------------------------------------
   1/22/04                        7,500                  $6.11
   -------------------------------------------------------------------------
   1/22/04                        5,000                  $6.10
   -------------------------------------------------------------------------
   1/22/04                        6,600                  $6.05
   -------------------------------------------------------------------------
   1/22/04                       18,200                  $6.04
   -------------------------------------------------------------------------
   1/22/04                       21,200                  $6.03
   -------------------------------------------------------------------------
   1/22/04                        3,500                  $6.02
   -------------------------------------------------------------------------
   1/22/04                          800                  $6.013
   -------------------------------------------------------------------------
   1/22/04                        4,600                  $6.01
   -------------------------------------------------------------------------
   1/22/04                       43,100                  $6.00
   -------------------------------------------------------------------------
   1/23/04                        4,100                  $6.01
   -------------------------------------------------------------------------
   1/23/04                        2,400                  $6.00
   -------------------------------------------------------------------------
   1/23/04                        5,000                  $5.95
   -------------------------------------------------------------------------
   1/23/04                          300                  $5.92
   -------------------------------------------------------------------------
   1/23/04                          600                  $5.91
   -------------------------------------------------------------------------
   1/23/04                        3,300                  $5.90
   -------------------------------------------------------------------------
   1/23/04                        3,100                  $5.89
   -------------------------------------------------------------------------
   1/23/04                        9,800                  $5.88
   -------------------------------------------------------------------------
   1/23/04                       16,600                  $5.87
   -------------------------------------------------------------------------
   1/23/04                        5,300                  $5.86
   -------------------------------------------------------------------------
   1/23/04                          300                  $5.853
   -------------------------------------------------------------------------
   1/23/04                       28,600                  $5.85
   -------------------------------------------------------------------------
   1/23/04                       11,300                  $5.84
   -------------------------------------------------------------------------

   -----------------------------------------------------------------------
   Date of Sale               Amount              Price Per Share
   -----------------------------------------------------------------------
   1/23/04                     2,900                    $5.83
   -----------------------------------------------------------------------
   1/23/04                     5,200                    $5.82
   -----------------------------------------------------------------------
   1/23/04                       300                    $5.814
   -----------------------------------------------------------------------
   1/23/04                     3,500                    $5.81
   -----------------------------------------------------------------------
   1/23/04                     9,700                    $5.80
   -----------------------------------------------------------------------
   1/23/04                     1,800                    $5.77
   -----------------------------------------------------------------------
   1/23/04                     4,700                    $5.76
   -----------------------------------------------------------------------
   1/23/04                    88,200                    $5.75
   -----------------------------------------------------------------------
   1/26/04                     5,400                    $5.90
   -----------------------------------------------------------------------
   1/26/04                     6,000                    $5.87
   -----------------------------------------------------------------------
   1/26/04                     6,700                    $5.86
   -----------------------------------------------------------------------
   1/26/04                    25,000                    $5.85
   -----------------------------------------------------------------------
   1/26/04                     2,000                    $5.80
   -----------------------------------------------------------------------
   1/26/04                    29,900                    $5.77
   -----------------------------------------------------------------------
   1/26/04                    43,000                    $5.76
   -----------------------------------------------------------------------
   1/26/04                    72,000                    $5.75
   -----------------------------------------------------------------------
   1/27/04                     2,500                    $6.10
   -----------------------------------------------------------------------
   1/27/04                     2,100                    $6.09
   -----------------------------------------------------------------------
   1/27/04                    31,200                    $6.08
   -----------------------------------------------------------------------
   1/27/04                     3,400                    $6.07
   -----------------------------------------------------------------------
   1/27/04                       700                    $6.063
   -----------------------------------------------------------------------
   1/27/04                     1,200                    $6.062
   -----------------------------------------------------------------------
   1/27/04                    10,000                    $6.06
   -----------------------------------------------------------------------

   -----------------------------------------------------------------------
   Date of Sale               Amount              Price Per Share
   -----------------------------------------------------------------------
   1/27/04                      2,400                   $6.05
   -----------------------------------------------------------------------
   1/27/04                      2,200                   $6.04
   -----------------------------------------------------------------------
   1/27/04                     14,600                   $6.03
   -----------------------------------------------------------------------
   1/27/04                      2,400                   $6.02
   -----------------------------------------------------------------------
   1/27/04                      4,200                   $6.01
   -----------------------------------------------------------------------
   1/27/04                      1,000                   $6.003
   -----------------------------------------------------------------------
   1/27/04                     40,900                   $6.00
   -----------------------------------------------------------------------
   1/27/04                      1,100                   $5.99
   -----------------------------------------------------------------------
   1/27/04                    102,900                   $5.98
   -----------------------------------------------------------------------
   1/27/04                      6,600                   $5.97
   -----------------------------------------------------------------------
   1/27/04                        500                   $5.96
   -----------------------------------------------------------------------
   1/27/04                        800                   $5.95
   -----------------------------------------------------------------------
   1/27/04                    224,300                   $5.94
   -----------------------------------------------------------------------
   1/27/04                        100                   $5.93
   -----------------------------------------------------------------------
   1/27/04                      1,700                   $5.92
   -----------------------------------------------------------------------
   1/27/04                      4,700                   $5.91
   -----------------------------------------------------------------------
   1/27/04                        600                   $5.903
   -----------------------------------------------------------------------
   1/27/04                     10,900                   $5.90
   -----------------------------------------------------------------------
   1/27/04                     10,500                   $5.89
   -----------------------------------------------------------------------
   1/27/04                        100                   $5.883
   -----------------------------------------------------------------------
   1/27/04                      3,900                   $5.88
   -----------------------------------------------------------------------
   1/27/04                      2,300                   $5.87
   -----------------------------------------------------------------------
   1/27/04                      1,100                   $5.863
   -----------------------------------------------------------------------

   ----------------------------------------------------------------------
   Date of Sale               Amount              Price Per Share
   ----------------------------------------------------------------------
   1/27/04                    4,900                    $5.86
   ----------------------------------------------------------------------
   1/27/04                    2,900                    $5.85
   ----------------------------------------------------------------------
   1/27/04                      300                    $5.83
   ----------------------------------------------------------------------
   1/27/04                    1,000                    $5.82
   ----------------------------------------------------------------------
   1/28/04                      700                    $6.06
   ----------------------------------------------------------------------
   1/28/04                      300                    $6.05
   ----------------------------------------------------------------------
   1/28/04                    3,500                    $6.04
   ----------------------------------------------------------------------
   1/28/04                    5,700                    $6.03
   ----------------------------------------------------------------------
   1/28/04                      200                    $6.02
   ----------------------------------------------------------------------
   1/28/04                   10,300                    $6.01
   ----------------------------------------------------------------------
   1/28/04                   17,300                    $6.00
   ----------------------------------------------------------------------
   1/28/04                      400                    $5.99
   ----------------------------------------------------------------------
   1/28/04                    4,100                    $5.98
   ----------------------------------------------------------------------
   1/28/04                      300                    $5.973
   ----------------------------------------------------------------------
   1/28/04                    1,700                    $5.97
   ----------------------------------------------------------------------
   1/28/04                      600                    $5.963
   ----------------------------------------------------------------------
   1/28/04                    1,300                    $5.96
   ----------------------------------------------------------------------
   1/28/04                    2,200                    $5.95
   ----------------------------------------------------------------------
   1/28/04                   23,400                    $5.94
   ----------------------------------------------------------------------
   1/28/04                      400                    $5.936
   ----------------------------------------------------------------------
   1/28/04                      300                    $5.934
   ----------------------------------------------------------------------
   1/28/04                    6,900                    $5.93
   ----------------------------------------------------------------------
   1/28/04                      300                    $5.92
   ----------------------------------------------------------------------

   ----------------------------------------------------------------------
   Date of Sale               Amount              Price Per Share
   ----------------------------------------------------------------------
   1/28/04                     1,700                   $5.91
   ----------------------------------------------------------------------
   1/28/04                     2,300                   $5.90
   ----------------------------------------------------------------------
   1/28/04                    33,900                   $5.88
   ----------------------------------------------------------------------
   1/28/04                     1,900                   $5.85
   ----------------------------------------------------------------------
   1/28/04                     1,000                   $5.84
   ----------------------------------------------------------------------
   1/28/04                       800                   $5.83
   ----------------------------------------------------------------------
   1/28/04                     1,200                   $5.82
   ----------------------------------------------------------------------
   1/28/04                     1,700                   $5.803
   ----------------------------------------------------------------------
   1/28/04                     5,600                   $5.80
   ----------------------------------------------------------------------


                  (d) N/A

                  (e) N/A

                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  January 29, 2004


                                  ELAN CORPORATION, PLC



                                  By:   /s/ William F. Daniel
                                        -----------------------------------
                                        Name:  William F. Daniel
                                        Title: Executive Vice President and
                                               Secretary

                                   SCHEDULE A


The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each executive officer and director (other than Messrs. Armen, Boushel, Crowley, Gillespie, Groom, McGowan, McIntyre, McLaughlin, Selkoe, Thornburgh and Tully and Ms. Gray) of Elan are set forth below:

1. (a) G. Kelly Martin, (b) 345 Park Avenue, New York, New York 10154, (c) President and Chief Executive Officer, and (d) United States.

2. (a) Shane Cooke, (b) Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Executive Vice President and Chief Financial Officer, and (d) Ireland.

3.   (a) William F. Daniel (b) Lincoln House, Lincoln Place, Dublin 2, Ireland,
     (c) Executive Vice President and Company Secretary, and (d) Ireland.

4. (a) Jean Duvall, (b) 800 Gateway Blvd., South San Francisco, CA 94080, (c) Executive Vice President and General Counsel, and (d) United States.

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each director (other than Messrs. Martin and Daniel) of Elan are set forth below:

1. (a) Garo A. Armen, Ph.D., (b) 630 Fifth Avenue, Suite 2167, New York, New York 10111, (c) Chairman of the Board and Chief Executive Officer of Antigenics, Inc., and (d) United States.

2. (a) Brendan E. Boushel, (b) 9 Upper Mount Street, Dublin 2, Ireland, (c) Retired, and (d) Ireland.

3. (a) Laurence G. Crowley, (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Governor (Chairman) Bank of Ireland, and (d) Ireland.

4. (a) Alan R. Gillespie, Ph.D., (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Chairman, Ulster Bank Limited, and
     (d) United Kingdom.

5. (a) Ann Maynard Gray, (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Retired, and (d) United Kingdom.

6. (a) John Groom, (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Retired, and (d) United Kingdom.

7. (a) Kieran McGowan, (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place Dublin 2, Ireland, (c) Retired, and (d) Ireland.

8. (a) Kevin McIntyre, M.D., (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Associate Clinical Professor of Medicine at Harvard Medical School, and (d) United States.

9.   (a) Kyran McLaughlin, (b) Davy House, 49 Dawson Street, Dublin 2, Ireland,
     (c) Head of Equities and Corporate Finance, Davy Stockbrokers, and (d) Ireland.

10. (a) Dennis J. Selkoe, M.D., (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Professor of Neurology and Neuroscience at Harvard Medical School, and (d) United States.

11. (a) Richard L. Thornburgh, (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Counsel to the law firm of Kirkpatrick & Lockhart LLP, and (d) United States.

12. (a) Daniel P. Tully, (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Retired, and (d) United States.